

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2013

Via E-mail
Tim M. Mayleben
President and Chief Executive Officer
Esperion Therapeutics, Inc.
46701 Commerce Center Drive
Plymouth, MI 48170

> **Re: Esperion Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 12, 2013**
> **CIK No. 0001434868**

Dear Mr. Mayleben:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that your draft is currently incomplete, as the number of shares to be offered, the range of the initial public offering price, several exhibits, and other disclosure items are omitted. Please be advised that we will not be in a position to grant effectiveness to your registration statement until it has been publicly filed and all required disclosure is included.

2. We further note that you have submitted an application for confidential treatment concerning one of your exhibits. Please be advised that comments to this application, if any, will be sent under separate cover and that any such comments must be resolved prior to your requesting effectiveness of your registration statement.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.   Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary
ETC-1002, page 1

4. Please amend the description here and on page 64 of how ETC-1002 will function to make the description more easily understandable by the lay reader while explaining more specifically how ETC-1002 will act to reduce LDL-C levels.

Populations of Interest, page 2

5. In your discussion of the Residual Risk Market, please amend your disclosure to state the basis of your estimate that 70% of individuals who use ETC-1002 as an add-on therapy would achieve their goals while the remainder would experience some decrease in LDL-C.

The Offering, page 5

6. In this discussion, and nowhere else in your draft registration statement, you make reference to a possible reverse split of your common stock to be effected at an indefinite date. Please advise us as to whether or not you intend to effect such a reverse split and approximately when you expect it to take place. If you are certain that you will initiate a reverse stock split, please address this in your risk factor on pages 33-34 and consider including a discussion of it in your Business section and wherever else appropriate in your submission.

Risk Factors
"We may need substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations," page 12

7. Please expand the risk factor discussion to indicate the anticipated time period for completion of Phase 2b clinical trials and end of Phase 2 meeting with the FDA.

"Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights," page 32

8. Please expand both the sub-caption and body of this risk factor to reflect that your investors will experience immediate dilution stemming from the difference in the public offering price and the pro forma net tangible book value per share of your common stock.

"We have operated as a private company and have no experience attempting to comply with public company reporting and other obligations . . .," page 33

9. Please include in this risk factor an estimate of the annual costs associated with your reporting obligations.

Use of Proceeds, page 40

10. Please amend your disclosure to state the approximate dollar amount you intend to allocate toward the clinical development of ETC-1002 and clarify whether or not you believe this amount will be sufficient to launch a Phase 3 trial. In addition, please provide more information about the other expenditures you intend to make and the amounts to be allocated to each.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses, page 48

11. Please expand your tabular disclosure on page 49 to include research and development costs incurred to date from the point in time that you began tracking those costs by program.

Emerging Growth Company Status, page 56

12. Please expand this discussion to include the other exemptions that are available to you, such as the shareholder approval of executive compensation requirements of Sections 14A(a) and (b) of the Securities Exchange Act of 1934.

Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation & Warrant Liability
Significant Factors, Assumptions and Methodologies Used in Determining Fair Value, page 51

13. We have the following comments regarding your disclosure and accounting for stock-based compensation:

    • Since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified. We may have further comment in this regard when the amendment containing that information is filed;

- Please provide a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis; and

- Once the IPO price is disclosed, we will assess your accounting for convertible equity and debt issuances.

Business
ETC-1002, page 64

14. In this discussion, please state expressly whether the research you have performed and the discoveries you have made into inhibiting ACL and activating AMPK provides conclusive evidence that ETC-1002 is differentiated from statins and has the therapeutic effects you cite in your disclosure. If controversy remains in the medical and/or scientific community as to any of your hypotheses, you should amend your disclosure to note this and to discuss any potential ramifications, particularly how these uncertainties cast doubt upon the possibility of developing ETC-1002. To the extent appropriate, any such controversies should also be addressed in your prospectus summary and in an independent risk factor.

Shares Eligible for Future Sale, page 120

15. Please file as an exhibit a form of the Lock-Up Agreement entered into between you and your directors, executive officers, and certain shareholders.

Financial Statements
Notes to Financial Statements
8. Fair Value Measurements, page F-15

16. You disclose that the fair value of your warrant liabilities increased by $32,367 during 2012. However, since the value of the warrant liability decreased and you recognized income due to the decrease in the value of the warrant liability you should have described the change in the fair value of the warrant liability as a decrease. Please revise.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact James Peklenk at (202) 551-3661 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Mitchell S. Bloom, Esq.
        Arthur R. McGivern, Esq.
        Goodwin Procter LLP
        Exchange Place
        53 State Street
        Boston, MA 02109